Mail Stop 4561
via fax (617) 248-4000

October 7, 2006

Paul McFeeters
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

> **Re: Open Text Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Form 10-Q for the Quarter Ended September 30, 2005**
> **Form 10-Q for the Quarter Ended December 31, 2005**
> **Form 10-Q for the Quarter Ended March 31, 2006**
> **File No. 000-27544**

Dear Mr. McFeeters:

        We have reviewed your response letter dated August 28, 2006 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 9 – Accounts Payable – Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

1.   We note your response to our previous comments no. 5 and 6 where you indicate that the minority shareholders continue to contest the fair value of the minority shares in the German courts and therefore, the Company believes that the legal costs incurred in the Squeeze-out should continue to be deferred and adjusted to goodwill upon acquisition of such shares. Pursuant to paragraph B177 of SFAS 141, however, contingencies that arise from the acquisition and did not exist prior to the acquisition (i.e. litigation over the acquisition) are not considered

preacquisition contingencies. The legal costs incurred appear to be a <u>result</u> of the acquisition and not a direct cost of the acquisition and should therefore be expensed as incurred. We note the Company incurred $476,063 of such costs during the quarter ended, March 31, 2006 and $607,446 during the quarter ended December 31, 2005, which if recorded as expenses pursuant to SFAS 141 would appear to have been material to the Company's results of operations for such periods. We further note that you recorded $434,315 of such costs during fiscal 2005. Tell us if you recorded any similar amounts during the quarter ended June 30, 2006 or any other periods not referenced herein. Please revise your financial statements accordingly or tell us why you believe a restatement is not considered necessary.

2.   In this same regard, we not from your response to our previous comment no.3 that the Company incurred similar costs in defense of the Domination Agreement in your IXOS acquisition. The schedule in Appendix C shows $1,480,182, $476,063 and $138,863 of such costs in the first three quarters of fiscal 2006, which when combined with the adjustments noted in our previous comment would have been material to the Company's results of operations if expensed pursuant to paragraph B177 of SFAS 144. Tell us if you recorded any similar expenses during the fourth quarter of fiscal 2006. Revise your financial statements accordingly or explain why you believe a restatement is not considered necessary.

3.   We note that the Company incurred other similar legal costs, which you also capitalized to goodwill as part of the purchase price allocation (i.e. $847,000 in the Bluebird/Tilbury transaction) in fiscal 2005. In previous correspondence with the Staff (your letter dated December 23, 2005) you referenced a December 11, 2003 AICPA Conference Speech by Randolph Green of the SEC to support your accounting treatment for such costs. While Mr. Green's speech does suggest there are instances where the Staff has been persuaded that the <u>settlement</u> amount has a clear and direct link to the purchase price, it does not suggest that the legal costs incurred in such litigations should be reflected as an adjustment to the purchase price. Therefore, the Staff continues to believe that such costs should have been expensed as incurred. We note that in addition to the $847,000 incurred in the Bluebird acquisition, the Company also incurred $434,315 of such costs in the Gauss acquisition as indicated in our previous comment. Tell us if you recorded any similar amounts as goodwill adjustments during fiscal 2005. Please revise your financial statements accordingly or tell us why you believe a restatement is not considered necessary.

4.   We note your response to our previous comment no. 7 and your detailed breakdown of the adjustments to goodwill for the first three quarters of fiscal 2006. We note, however, from your disclosures in Note 5 to the Company's June 30, 2006 Form 10-K that you recorded an additional $12.2 million of adjustments in the fourth quarter of fiscal 2006. Provide a similar breakdown of your

goodwill adjustments for the quarters ended June 30 and September 30, 2006 and for fiscal 2004 and 2005.

5.   We note the adjustments to goodwill for "correction of errors identified in prior periods". We further note where you state "amounts were individually immaterial to the financial statements when considered either on their own or in conjunction with other unadjusted differences." Please explain your conclusions and tell us specifically what you mean by "other unadjusted differences". Also, tell us how you reconsidered the materiality of these adjustments in light of the Staff's comments above.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact the undersigned at 202) 551-3399 if you have questions regarding comments on the financial statements and related matters.

Very truly yours,

Kathleen Collins
Accounting Branch Chief

cc: Barbara Johnson
       Choate, Hall & Stewart LLP
       Two International Place
       Boston, MA 02110